7/2.

02042408

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Applied Gaming Solutions of Canada Inc.

*CURRENT ADDRESS

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4832 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 7/5/02

824832

02 JUL -2 AM 12:50

AR/S
12-31-01

Consolidated Financial Statements of

APPLIED GAMING SOLUTIONS OF CANADA INC.

Years ended December 31, 2001 and 2000

82-4832

AUDITORS' REPORT

To the Shareholder's of Applied Gaming Solutions of Canada Inc.

We have audited the consolidated balance sheet of Applied Gaming Solutions of Canada Inc. as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Canada
May 14, 2002

(Signed) Dick Cook Schulli
CHARTERED ACCOUNTANTS

APPLIED GAMING SOLUTIONS OF CANADA INC.

Consolidated Balance Sheets

As at December 31,

	2001	2000
Assets		
Current assets:		
Cash	$ –	$ 284,842
Accounts receivable	825	111,931
Prepaid expenses	1,274	16,046
	2,099	412,819
Deferred development costs (note 3)	307,606	59,824
Capital assets (note 4)	1,537,976	1,884,160
	$ 1,847,681	$ 2,356,803
Liabilities and Shareholders' Equity (Deficiency)		
Current liabilities:		
Accounts payable and accrued liabilities (note 5)	$ 11,827,066	$ 8,601,481
Short-term debt (note 6)	2,250,000	2,250,000
	14,077,066	7,568,148
Long-term debt (note 6)	500,000	500,000
Shareholders' equity (deficiency):		
Share capital (note 7)	15,779,122	14,708,034
Deficit	(28,508,507)	(23,702,712)
	(12,729,385)	(8,994,678)
Going concern (note 1)		
Commitments and contingencies (note 11)		
	$ 1,847,681	$ 2,356,803

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

(Signed) David Aftergood ________________, Director

(Signed) Peter Wallis ________________, Director

82-4832

APPLIED GAMING SOLUTIONS OF CANADA INC.

Consolidated Statements of Operations and Deficit

Years ended December 31,

	2001	2000
Revenue:		
Lottery	$ 69,895	$ 77,462
Expenses:		
General and administrative	2,233,128	3,674,213
Depreciation and amortization	395,469	1,454,684
Interest on short-term loans	2,126,155	1,667,177
Interest on long-term loans	120,938	89,924
Write-down of deferred development costs	–	5,500,000
	4,875,690	12,385,998
Net loss	4,805,795	12,308,536
Deficit, beginning of year	23,702,712	11,394,176
Deficit, end of year	$ 28,508,507	$ 23,702,712
Basic loss per share:	$ 0.15	$ 0.48

See accompanying notes to consolidated financial statements.

APPLIED GAMING SOLUTIONS OF CANADA INC.

Consolidated Statements of Cash Flows

Years ended December 31,

	2001	2000
Cash provided by (used in):		
Operations:		
Net loss	$ (4,805,795)	$ (12,308,536)
Items not involving cash:		
Depreciation of capital assets	386,382	391,251
Amortization of deferred development costs	9,087	1,063,433
Write-down of deferred development costs	–	5,500,000
Write-off advances to agent	–	126,676
Common shares issued for services	169,500	836,390
	(4,240,826)	(4,390,786)
Change in non-cash working capital balances (note 9)	3,351,463	3,457,466
Cash flow used in operations	(889,863)	(933,320)
Financing:		
Issue of common shares, net of issue costs	901,588	1,218,162
Investing:		
Acquisition of capital assets, net	(40,198)	-
Deferred development costs incurred	(256,869)	-
	(297,067)	-
Increase (decrease) in cash	(284,842)	284,842
Cash position, beginning of year	284,842	–
Cash position, end of year	$ –	$ 284,842

Supplemental disclosure of non-cash flow information:

	2001	2000
Cash interest paid	$ 50,067	$ 53,709
Cash taxes paid	-	-
Common shares issued for services	169,500	836,390

See accompanying notes to consolidated financial statements.

82-4832

APPLIED GAMING SOLUTIONS OF CANADA INC.

Applied Gaming Solutions of Canada Inc. (the "Company") is incorporated under the laws of the Province of Alberta. The principal business of the Company is to research, develop, manufacture, operate and manage lottery gaming central systems.

1. Going concern:

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.

The Company has sustained operating losses and has used significant cash resources for operations in 2001 and 2000. At December 31, 2001 the Company had a working capital deficiency of $14,074,967 and an accumulated deficit of $28,508,507. The Vietnam lottery in Hanoi, the Company's significant source of revenue, commenced operations on August 9, 1999 resulting in gross revenue of $69,895 for the year ended December 31, 2001. Management is attempting to secure financing with other lenders and is negotiating amendments to existing financing facilities with its lenders to improve terms of repayment.

The Company's continuance as a going concern is dependent upon its ability to generate future profitable operations, secure sources of financing, and the continued financial support of its lenders, creditors and shareholders. There can be no assurance that the present and long-term cash requirements of the Company and its subsidiary will be satisfied either from revenues from operations or from future financings. If the Company is unable to successfully secure adequate or satisfactory financing as required, there is the possibility that the Company may be unable to realize on its assets to discharge its liabilities in the normal course of business. If future events render the going concern assumption inappropriate, adjustments would be necessary to the carrying value of assets and liabilities and the reported operations in the financial statements.

2. Significant accounting policies:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from these estimates.

(a) Principles of consolidation:

The financial statements include the accounts of the Company and its wholly-owned subsidiary Applied Gaming Solutions International Inc. Limited which was incorporated May 11, 1999 and has had minimal activity since that date.

2. Significant accounting policies (continued):

(b) Deferred development costs:

The Company defers all legal, accounting and general and administrative costs directly related to the development of the lottery systems in Hanoi and Ho Chi Minh City, Vietnam. The accumulated costs are amortized over a seven-year period which represents their economic life as estimated by management. .

(c) Pre-operating expenses:

The Company was in the pre-operating stage of development until June 30, 1997. During this stage, costs which were determined to be both recoverable and directly related to placing the Company into commercial operations were accumulated and are being amortized on a straight-line basis over a period of five years.

(d) Capital assets and depreciation:

Capital assets are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line basis at the following annual rates which are designed to apportion the costs of the assets over their estimated useful lives:

Assets	Rate
Lottery equipment	7 years
Computer equipment	33%
Computer software	50%
Gaming equipment	20%
Office furniture and equipment	20%

(e) Impairment:

The Company annually evaluates the carrying value of its' deferred development costs and capital assets for impairment. The carrying value of an asset is considered impaired when the anticipated undiscounted cash flow from such asset is less than its carrying value. In that event, a write-down is recognized based on the amount by which the carrying value exceeds the fair market value. Fair market value is determined using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on assets to be disposed of are determined in a similar manner, except that fair market values are reduced by the cost to dispose of such assets. Based on it's review, management does not believe any impairment has occurred as at December 31, 2001.

82-4832

2. Significant accounting policies (continued):

(f) Income taxes:

The asset and liability method is used for determining income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

No recognition of future income assets has been reflected in these financial statements as the Corporation has yet to achieve profitable operations.

(g) Stock option plan

The issuance of options under the Company's stock option plan is treated as a capital transaction for accounting purposes when the options are exercised. Accordingly, the grant of options does not give rise to compensation expense.

(h) Loss per share:

The Company has adopted the new standard for the computation and disclosure of loss per share. Under the new standard, the treasury method is used to determine the dilutive effect of stock options and other dilutive instruments.

Basic loss per share is calculated based on the weighted average number of shares outstanding during the year of 32,709,827 (2000 – 25,642,783). Fully diluted loss per share has not been reported as it is anti-dilutive.

(i) Foreign currency:

Monetary items denominated in foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchanges are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

(j) Comparative figures:

Certain of the prior year figures have been reclassified to conform with the current year's presentation.

3. Deferred development costs:

The major components of deferred development costs are :

	2001	2000
Salaries/consulting fees	$ 2,977,055	$ 2,720,186
License fees	772,921	772,921
Marketing and technical support	2,567,202	2,567,202
Office and supplies	688,969	688,969
Travel	494,873	494,873
Insurance	113,493	113,493
Financing fee	50,000	50,000
Legal and accounting	18,746	18,746
Other projects	17,640	17,640
	7,700,899	7,444,030
Less:		
Amortization	(1,893,293)	(1,884,206)
Write-down of deferred developments costs	(5,500,000)	(5,500,000)
	$ 307,606	$ 59,824

As a result of the evaluation of the carrying value of deferred development costs performed in 2000, it was determined that the carrying value exceeded the expected undiscounted cash flows by $5,500,000. Accordingly, a write-down was recognized and charged to operations in 2000.

No amortization has been taken on the deferred development costs incurred in the current year of $256,869 as the costs relate to the pre-operating period of a new lottery business in Ho Chi Minh City, Vietnam that has not begun commercial operations. The remaining balance of deferred costs relates to the lottery business in Hanoi, Vietnam.

APPLIED GAMING SOLUTIONS OF CANADA INC.

Notes to Consolidated Financial Statements, Page 5

Years ended December 31, 2001 and 2000

4. Capital assets:

December 31, 2001	Cost	Accumulated Depreciation	Net Book Value
Lottery equipment	$ 2,576,687	$ 1,077,477	$ 1,499,210
Computer equipment	69,705	56,009	13,696
Computer software	14,089	14,089	-
Gaming equipment	22,450	22,365	85
Office furniture and equipment	57,009	32,024	24,985
	$ 2,739,940	$ 1,201,964	$ 1,537,976

December 31, 2000	Cost	Accumulated Depreciation	Net Book Value
Lottery equipment	$ 2,576,687	$ 709,379	$ 1,867,308
Computer equipment	49,161	49,161	-
Computer software	14,089	14,089	-
Gaming equipment	22,450	22,322	128
Office furniture and equipment	37,356	20,632	16,724
	$ 2,699,743	$ 815,583	$ 1,884,160

5. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consist of:

	2001	2000
Trade payables	$ 921,679	$ 1,191,191
Accrued interest on debt	2,215,970	1,006,587
Contracts payable	8,689,417	6,403,703
	$ 11,827,066	$ 8,601,481

6. Debt obligations:

The Company's debt obligations consist of:

	2001	2000
Short-term debt		
Third party loan bearing interest at 2.5% per month compounded and payable monthly	$ 2,250,000	$ 2,250,000
	$ 2,250,000	$ 2,250,000
Long-term debt		
Third party loan bearing interest at 2.5% per month compounded and payable monthly	$ 250,000	$ 250,000
Series II preferred shares	250,000	250,000
	$ 500,000	$ 500,000

The short-term loan was due on November 9, 1999 but remains outstanding under informal extensions granted by the lenders.

The long-term loan has a term of the earlier of (i) five years from the complete installation of lottery terminals in Hanoi, Vietnam and (ii) six years.

Security for the above loans consists of a General Security Agreement over the assets of the Company including an assignment of the revenues under the Hanoi Lottery Agreement and an assignment of the proceeds of the EDC insurance policies, subject only to a first lien by a Canadian Schedule A Bank, which is not to exceed $1 million.

The Series II preferred shares must be redeemed at the end of five years for $1 per share together with all related unpaid dividends. An annual cumulative dividend equal to fifteen percent of the consolidated after tax net income of the Company is applicable to these shares, which are classified as long-term debt due to the related terms and conditions of redemption.

Included in accounts payable and accrued liabilities is accrued interest of $1,994,373 (2000 - $905,929) on the short-term loan and $221,597 (2000 - $100,658) on the long-term loan.

All debt financing has been provided equally by two individuals, one of whom is a current director and shareholder of the Company.

82-4832

APPLIED GAMING SOLUTIONS OF CANADA INC.

7. Share capital:

(a) Authorized:

Unlimited number of common shares

Unlimited number of preferred shares issuable in series with terms and conditions to be determined by the Board of Directors

700,000 Series I convertible preferred shares

250,000 Series II preferred shares (See Note 6)

(b) Issued:

	Number of Shares	Amount
Common shares:		
Balance, December 31, 1999	22,826,771	12,653,482
Issued for cash on private placement	3,369,654	959,748
Issued on exercise of options	572,645	263,725
Issued for services	1,591,125	836,390
Share issue costs	-	(5,311)
Balance, December 31, 2000	28,360,195	14,708,034
Issued for cash on private placement	3,862,500	772,500
Issued on exercise of options	999,250	133,880
Issued for services	468,636	169,500
Share issue costs	-	(4,792)
Balance, December 31, 2001	33,690,851	15,779,122

(c) Escrow shares:

Pursuant to an escrow agreement with respect to the Company's initial public offering, a total of 2,037,500 common shares were held by the Trust company. These shares were released according to the escrow requirements as to 10% of the shares in April 1998 and 30% on January 30, 1999, 2000 and 2001. As at December 31, 2001, Nil (2000 - 611,250) common shares remain in escrow.

7. **Share capital (continued):**

(d) Stock options:

Under the Company's stock option plan, the Company may grant options to employees, consultants, officers and directors totaling up to 10% of the issued and outstanding common shares. In addition, the aggregate number of shares so reserved for issuance to any one person shall not exceed 5% of the issued and outstanding common shares.

The following table summarizes the status of the stock option plan as of December 31, 2001 and 2000 and the changes during the years then ended:

	2001		2000	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of period	2,370,355	$ 0.45	2,098,210	$ 0.72
Granted	1,185,000	0.14	1,495,000	0.39
Exercised	(999,250)	0.13	(652,645)	0.42
Cancelled	(5,000)	0.53	(798,500)	0.58
Outstanding and exercisable, end of period	2,551,105	$ 0.43	2,370,355	$ 0.45

7. **Share capital (continued):**

The following table sets forth information relating to stock options outstanding at December 31, 2001:

Range of Exercise prices	Number outstanding at December 31, 2001	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 0.16	750	0.07 yrs	$ 0.16
0.50	65,000	0.32 yrs	0.50
0.50	3,000	0.41 yrs	0.50
0.50	590,000	0.51 yrs	0.50
0.60	100,000	2.27 yrs	0.60
0.91	50,000	2.48 yrs	0.91
0.53	372,500	2.87 yrs	0.53
0.46	475,000	3.07 yrs	0.46
0.46	56,522	3.30 yrs	0.46
0.30	653,333	3.39 yrs	0.30
0.20	185,000	4.14 yrs	0.20
$ 0.16 to $ 0.91	2,551,105	2.50 yrs	$ 0.43

(e) Private placements of units and shares:

2000

The Company closed a private placement for the sale of 500,000 Units of the Company at a price of $0.50 per Unit. Each Unit consists of one common share and one warrant exercisable at $0.62 per common share expiring on January 31, 2001.

An additional private placement was closed for the sale of 266,667 Units of the Company at a price of $0.60 per Unit. Each Unit consists of one common share and one warrant exercisable at $0.65 per common share expiring on April 11, 2001.

The Company closed a private placement for the sale of 358,970 Units of the Company at a price of $0.50 per Unit. Each Unit consists of one common share and one warrant exercisable at $0.60 per common share expiring on December 7, 2000. The warrants were extended to December 7, 2001.

The Company closed a private placement for the sale of 2,244,017 Units of the Company at a price of $0.165 per Unit. Each Unit consists of one common share and one warrant exercisable at $0.22 per common share expiring on May 29, 2002.

__2001__

The company has closed a private placement for the sale of 3,375,000 Units of the Company at a price of $0.20 per Unit for gross proceeds of $675,000. Each Unit consisted of one common share and one warrant exercisable at $0.25 per common share expiring on February 28, 2002.

An additional private placement was closed for the sale of 487,500 common shares at a price of $0.20 per common share for gross proceeds of $97,500.

(f) Warrants:

During 1998, the Company issued warrants to acquire 100,000 common shares at a price of $0.75 per share, which expired May 5, 2000.

(g) Special Warrants:

In March 1998, the Company issued 1,000,000 Special Warrants for $1.00 per Special Warrant. Each Special Warrant entitles the holder to be issued, upon exercise and without further consideration, one common share and one common share purchase warrant of the Company. The common share purchase warrants were convertible at any time before November 12, 1999 on the basis of one common share for each common share purchase warrant and the payment of $1.25. These Special Warrants were qualified and considered exercised with the closing of the public offering on January 29, 1999 at which time the warrants were extended to similar dates to the public offering warrants.

8. Income taxes:

As at December 31, 2001, the Company has approximately $2,700,000 (December 31, 2000 - $2,700,000) of available undepreciated capital costs and deductions and $13,800,000 (December 31, 1999 - $18,000,000) of unutilized non-capital loss carryforwards, which expire on various dates to 2007 available to reduce future taxable income. The Company also has $1,100,000 of capital losses available to reduce future capital gains. No recognition has been given in these financial statements to the potential future benefit of the foregoing loss carryforwards, undepreciated capital costs or deductions.

9. Supplemental cash flow information:

Changes in non-cash working capital are:

	2001	2000
Accounts receivable	$ 111,106	$ 69,090
Advances to agent	–	6,427
Prepaid expenses	14,772	92,933
Inventories	–	5,683
Accounts payable	3,225,585	3,283,333
	$ 3,351,463	$ 3,457,466

10. Financial instruments:

The fair values of the Company's financial assets and liabilities at December 31, 2001 approximate their carrying values due to the short-term maturity of the instruments.

11. Commitments and contingencies:

(a) Pursuant to an agreement dated May 27, 1998 between the Company and the Construction Lottery of the Capital - Hanoi, a Government department of the Socialist Republic of Vietnam, the Company agreed to provide system software, central equipment and lottery terminals, installation and development plans, training, marketing and maintenance programs in order to provide the government of the Socialist Republic of Vietnam with technology and a lottery system capable of establishing an on-line lottery system in Hanoi.

The term of the agreement is seven years, commencing August 9, 1999, the date the first on-line sales began. The Company is paid, weekly, 4% of the gross sales of the on-line lottery system during each of the first five years of the agreement and one percent of the gross sales in the sixth and seventh year. All amounts payable to the Company are paid in U.S. dollars to a financial institution outside of the Socialist Republic of Vietnam.

(b) On May 29, 1998, the Company entered into a Memorandum of Understanding (the "MOU") with Lottery Company Ho Chi Minh City, a Government department of the Socialist Republic of Vietnam, for the establishment of an on-line lottery system for Ho Chi Minh City, Vietnam. The MOU contemplates the implementation of a lottery in three phases, the first phase being a feasibility study, the second phase being the obtaining of necessary governmental approvals and authorizations for the lottery and the third phase being the implementation of the lottery project. Under the terms of the MOU, the Company delivered a feasibility study on November 30, 1998.

(c) The Company made a claim against a former director and two consultants to the Corporation alleging, among other things, breach of contract due to the failure of the defendant to perform any services of value under the agreement with the Company. The same former director and consultants had previously commenced an action in the State of Nevada against the Company alleging breach of contract.

Pursuant to a Settlement Agreement entered into and effective March 5, 1999 between the Company and the former director and one of the consultants:

(1) The Company's insurance carrier has paid to the former director and consultants U.S. $75,000 in satisfaction of expenses, payments of commissions, fees, emotional distress damages and/or costs. The individuals agree to waive all claims, rights or causes of action of or relating to fraud in the inducement or deceitful intentions regarding future payments or performance of obligation.

11. Commitments and contingencies (continued):

(2) In April 1999, the Company agreed to payment of a total of U.S. $125,000 as severance payable in twenty-four installments of U.S. $5,208 per month. At December 31, 2001, these amounts remain outstanding.

(3) Subject to the approval of the Alberta securities regulators, the Company shall issue to the former director and consultant, 250,000 common shares of the Company. During the twenty-four month period from May 1999 to April 2001, the Company has the option to purchase the shares from the former director and consultants for the sum of One Dollar (U.S.) through April 2000 and shall have the first right of refusal to purchase the shares or any portion of the shares from May 2000 through April 2001. Through April 2001, the former director and consultants shall not sell, hypothecate or otherwise transfer or encumber the shares except that during the twelve months after April 2000, the former director and consultants may contract to sell the shares to a bona fide purchaser or on the open market for cash, by giving notice to the Company and subject to the right of first refusal of the Company.

The second consultant has not yet agreed to and signed the settlement agreement described above.

(d) In 1998 the Company received a notice of claim from one of the creditors of the Company's former subsidiary, Quantum. This notice was in respect of a guarantee signed by the Company for amounts owing by Quantum to its creditor by $340,000. Subject to a judgement issued March 22, 1999 the Company was required to pay approximately $350,000, which consists of two $50,000 payments made in June and July of 1999 and 12 monthly payments of $20,897.06 commencing in July of 1999.

(e) The Company's former subsidiary Quantum is a defendant in a lawsuit claiming the defendants are indebted to the plaintiff in the amount of $1,286,947 plus interest, which indebtedness is secured by guarantees and a land mortgage. The other defendants in the action have also filed a third party notice against the Company in relation to this claim, alleging they are entitled to be indemnified by the Company in this claim. In addition, the Company has been named as a third party by the defendant in the same lawsuit for additional damages amounting to $175,000 plus interest and costs. The defendant is seeking indemnity for this amount from the Company pursuant to an alleged agreement. The Company is defending the claim and the third party notices. Pleadings are complete and document production is underway. At this time the outcome of the litigation is not predictable.

(f) The Company entered into a Sales and Service agreement with Automated Wagering International, Inc. ("AWI") dated August 18, 1998 whereby AWI has agreed to sell to AGS certain equipment and services for use within the Socialist Republic of Vietnam. The Company agreed to purchase 345 lottery terminals for $1,483,645 U.S. payable as to $296,719 U.S. upon execution of the agreement and $593,538 U.S. 6 months after the execution of the agreement and $593,538 U.S. on the earlier of (i) 12 months from the execution of the agreement; (ii) the agreement by the Lottery Authority to pay the Company its capital costs; or (iii) the installation of a lottery terminal outside the Hanoi area.

11. Commitments and contingencies (continued):

The Company agreed to purchase processors for $109,000 U.S. of which $54,500 U.S. was payable upon execution of the agreement and the remaining $54,500 U.S. is payable upon commencement of on-line sales of lottery numbers in Hanoi.

The Company agreed to pay a $500,000 U.S. non-refundable license fee which was due on the date the Company executed an agreement to install on-line lottery terminals outside of the Hanoi area. The Company is also committed to pay a fee of $8,333 U.S. per month for 60 months commencing on the date the Company executes an agreement with the appropriate Vietnamese authority to install lottery systems outside the Hanoi area.

AWI agreed to provide technical support services for $1,500,000 U.S. and marketing services for $250,000 U.S. These fees are payable in six equal monthly installments commencing on the date of execution of the agreement.

In addition, the Company shall pay to AWI a maintenance fee of $50,000 U.S. per month for a period of 60 months commencing on the sale of the first lottery ticket in Hanoi.

In January 1999, the Company negotiated a revised payment schedule with AWI, whereby AWI has exercised the option to require that 75% of the revenues which the Company receives under the Hanoi Lottery Agreement be paid to AWI until such amounts owing are fully paid. In return for AWI's continued cooperation and forbearance in light of the delays the Company experienced in making past payments to AWI, the Company agreed to pay AWI 25% of the revenue the Company received under the Hanoi Lottery Agreement and 5% of the revenue which the Company receives from any future lottery in Vietnam. During 2000, $32,334 U.S. was paid from lottery revenues earned in the year At December 31, 2000, a balance of $8,689,417 ($5,455,435 U.S.) remains outstanding. Interest on overdue balances is charged at a rate of 1.5% per month.

(g) Proposed merger

In December 2000, the Company entered into a non-binding letter of intent contemplating the purchase of the Company by CCA Companies Inc. ("CCA"), subject to certain pre-conditions. CCA is a developer of international gaming sites with headquarters in Miami and offices in London, New York, and Suriname. Pursuant to the terms of the letter of intent, it is proposed that CCA will acquire all the issued and outstanding shares of AGC. Consummation of the transaction is subject to a number of conditions, including: final due diligence by both parties, execution of a definitive merger agreement, shareholder approval, approval of the applicable Canadian and U.S. regulatory agencies, CCA successfully raising additional financing of not less than U.S. $3 million and settlement of all outstanding issues with the Company's note-holders and major creditor.

The Company is currently in negotiations with CCA regarding the terms and conditions of the proposed merger.